SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 11-K

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[ X ] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2008

or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _______________ to ______________

                Commission File Number: 001-10607

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THE REPUBLIC MORTGAGE INSURANCE COMPANY AND
AFFILIATED COMPANIES PROFIT SHARING PLAN

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OLD REPUBLIC INTERNATIONAL CORPORATION
307 NORTH MICHIGAN AVENUE
CHICAGO, ILLINOIS 60601

Total Pages: 16

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this Annual Report to be signed on behalf of the undersigned, thereunto duly authorized.

         THE REPUBLIC MORTGAGE INSURANCE COMPANY AND
          AFFILIATED COMPANIES PROFIT SHARING PLAN

         (Registrant)

         By:    /s/ John Gerke
  John E. Gerke, Plan Administrator

         By:   /s/ Donna Ball
  Donna W. Ball, HR Benefits Manager

Date: June 18, 2009

The Republic Mortgage Insurance Company
And Affiliated Companies
Profit Sharing Plan
Financial Statements and Supplemental Schedule
December 31, 2008 and 2007

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Index
December 31, 2008 and 2007

Page(s)

Report of Independent Registered Public Accounting Firm                                     1

Financial Statements

Statements of Net Assets Available for Benefits
December 31, 2008 and 2007                                                        2

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008                                                       3

Notes to Financial Statements                                                       4-10

Supplemental Schedule

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008                                                               11

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.   The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we expressed no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

MAYER HOFFMAN MCCANN P.C.
Minneapolis, Minnesota
June 17, 2009

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007
Assets
Investments, at fair value:
Insurance company pooled separate accounts	$15,213,277	$28,180,381
Insurance Company Guaranteed Investment Account	22,859,944	22,058,056
Old Republic International Corporation common stock fund	4,418,103	5,010,873
Participant loans	786,454	937,721
Total investments	43,277,778	56,187,031
Employer contributions receivable	848,558	-
Total assets	44,126,336	56,187,031
Liabilities
Refund of excess participant contributions	-	557
Net assets available for benefits at fair value	44,126,336	56,186,474

Adjustment from fair value to contract value for
Insurance Company Guaranteed Investment Account, a fully
benefit responsive investment contract	651,502	569,768

Net Assets Available for Benefits	$44,777,838	$56,756,242

The accompanying notes are an integral part of these financial statements.

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2008

Additions (reductions) to net assets attributed to
Investment income
Net (loss) depreciation in fair value of pooled separate account investments	$(9,326,221)
Dividends and net depreciation in fair value of the Old Republic
International Corporation common stock fund	(762,723)
Interest, guaranteed investment account	978,957
Interest, participant loans	61,139
Investment loss	(9,048,848)
Contributions
Employer	848,558
Participants
Contributions	741,004
Rollovers	1,678
Total contributions	1,591,240

Total reductions	(7,457,608)
Deductions from net assets attributed to
Benefits and withdrawals	4,517,881
Administrative expenses	2,915
Total deductions	4,520,796
Net decrease	(11,978,404)
Net assets available for benefits
Beginning of year	56,756,242
End of year	$44,777,838

The accompanying notes are an integral part of these financial statements.

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Notes to Financial Statements

1.	Description of Plan

The following description of The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Summary Plan Description or the Plan document for more complete information.

The Plan is a qualified defined contribution plan covering all employees of Republic Mortgage Insurance Company, RMIC Corporation, and Republic Mortgage Insurance Company of North Carolina (the “Sponsor”).  Employees are eligible to participate in the Plan at the start of their employment and must elect to enroll in the plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and Internal Revenue Code (IRC).

Contributions
The Sponsor makes contributions to the Plan at the discretion of the Sponsor’s Board of Directors at a sum determined by the Board without regard to current and accumulated profits for the taxable year, for years ending with or within such Plan year.  Contributions are allocated to eligible participants based on the participant’s eligible compensation to total eligible compensation of all eligible participants.

Participants may contribute up to 25% of their compensation pre-tax and 25% after-tax for a combined maximum of 50% of compensation any Plan year.

Participants may also make rollover contributions into the Plan from distributions from other qualified plans, as defined in the Plan.

Contributions are subject to certain limitations as prescribed by the Internal Revenue Service with contributions in excess of IRC limits returned to participants or company when determined.   Excess contributions to be returned to participants based on qualification testing totaled $0 and $557 for the years ended December 31, 2008 and 2007, respectively.

Vesting
Participant account balances provided by Sponsor contributions and related allocated Plan earnings become 40% vested after one year of service.  Vesting percentages increase by 10% for each of the next four years with full vesting after six years of service.

Participant account balances provided by participant contributions and allocated Plan earnings are always fully vested.

Participant Accounts
A separate account balance is maintained for each participant and is credited with participant contributions, participant rollover contributions from other qualified plans, and allocations of Sponsor contributions, Plan earnings, and forfeitures of terminated participants’ nonvested accounts.  Allocations of Plan earnings are based on participants’ daily account balances.  Sponsor contributions and forfeitures of nonvested accounts are allocated based on eligible annual compensation of participants.  The benefit to which a participant is entitled is the participant’s vested account.

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Notes to Financial Statements

Participants direct the investment of their account by electing among a variety of investment options offered by the Plan.  Participants may change their investment designation with respect to their account balance and future contributions at any time.

Forfeitures
If a participant terminates employment with the Sponsor prior to becoming fully vested, the nonvested portion of the Sponsor contributions and allocated earnings thereon are forfeited and are reallocated to eligible participants when the terminated participant incurs a break-in-service.  Forfeited amounts are reallocated to the active eligible participants based on eligible participant compensation, as defined in the Plan agreement.  Unallocated forfeitures totaled $314,617 at December 31, 2008, and of the total, $183,334 will be allocated in 2009.

Payment of Benefits
In the event of retirement, disability, or death, accumulated benefits become vested and are distributed to participants or designated beneficiaries by lump-sum payment or through various annuity options.

In the event of termination of employment, participants have the option of receiving vested accumulated benefits through lump-sum distributions, leaving the vested value of their accounts in the Plan until retirement or transferring amounts into an individual retirement account.

Participants may withdraw after-tax voluntary contributions at any time.  Participants may withdraw pre-tax voluntary contributions at age 59½ or for financial hardship purposes.

Participants may elect to take early withdrawals of employer contributions if they have participated in the Plan for at least five years and in-service distributions after attaining age 59½.  Such early withdrawals will not result in suspension of Sponsor contribution allocations.

Net assets at December 31, 2008 and 2007, included funds totaling $7,695,923 and $10,575,192, respectively, which represent the account balance of retired and terminated participants who have elected to leave their funds in the Plan upon retirement or termination.

Participant Loans
Participants may borrow a minimum of $1,000 from their accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Participants may have no more than two loans outstanding at one time.  Loans plus interest must be repaid within five years through payroll deductions.  These loans bear interest at the prevailing prime rate at the loan inception date.  The loans are collateralized by the vested balance in the participant’s account.  Outstanding loans of terminated participants are repaid prior to distribution of the participant’s account balance or the outstanding loans are repaid from the participant’s account balance before distribution.

Recently Issued Accounting Pronouncements
During September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard 157, “Fair Value Measurements” (SFAS 157), which establishes a framework for measuring fair value and applies to existing accounting pronouncements that require or permit fair value measurements.  The adoption of SFAS 157 by the Plan on January 1, 2008 has had no impact on the financial statements.  See Note 3 for SFAS 157 disclosures.

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Notes to Financial Statements

2.	Summary of Significant Accounting Policies

Basis of Accounting
The Plan prepares its financial statements under accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition
The Plan’s guaranteed investment account is valued under the provisions of the FASB Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP).  As described in FSP, investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.  As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statement of changes in net assets available for benefits is prepared on a contract value basis.

The Plan's guaranteed investment account is valued at fair value.  The fair value of the guaranteed investment account is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations.  The guaranteed interest returns are dependent upon, among other factors, the underlying financial viability of the issuer of the contract.  Insurance company pooled separate accounts are reported by Massachusetts Mutual Life Insurance Company (the “Trustee”) at the fair value of the underlying investments.  The Old Republic International Corporation common stock fund is comprised of common stock of Old Republic International (“ORI”), the ultimate parent of the Sponsor and a cash component to provide liquidity.  The value of the ORI common stock account is stated at fair value based on the  quoted closing market value of the assets held in the fund at the close of the most recent business day.  Market value is the sum of the value of the stock component and the cash component.  Participant loans are valued at unpaid principal balance and related accrued interest, which approximates fair value.

Net appreciation (depreciation) in fair value of investments includes unrealized and realized gains and losses.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Purchases and sales of securities are recorded on a trade-date basis.

Benefits and Withdrawals
Benefits and withdrawals are recorded when paid.  At December 31, 2008 and 2007, there were no significant amounts due but unpaid to participants.

Income Tax Status
The Plan obtained its latest determination letter on April 23, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.   Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Notes to Financial Statements

Plan Expenses
Costs of administering the Plan are paid by the Sponsor except for investment management fees of individual fund investments which are charged to the respective investment and included in the net appreciation (depreciation) of the investment.  Participating loan processing fees are charged as a reduction to the respective participant accounts.

Use of Estimates
The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

3.	Investments

The Plan is invested in a group annuity contract with the Massachusetts Mutual Life Insurance Company (the “Trustee”).  The contract allows for a participant-directed investment program in commingled subaccounts sponsored by the Trustee.  Investment options include fixed income, asset allocation, domestic equity, and international equity subaccount options and a guaranteed investment account.  In addition to the investment options offered through the Trustee, participants may also invest in common stock of the Sponsor’s parent, ORI.

A.	Summary of Investments

The following is a summary of investments held at December 31, 2008 and 2007.

	2008		2007
Investments at fair value
Insurance company pooled separate accounts:
Select Large Cap Value (Davis)	$2,621,958	*	$ 5,197,382	*
Select Indexed Equity (Northern Trust)	1,929,058		3,678,465	*
Select Overseas (MFS/Harris)	1,451,868		3,038,287	*
Other pooled separate accounts	9,210,393		16,266,247
	15,213,277		28,180,381

Insurance Company Guaranteed Investment Account (a)	22,859,944	*	22,058,056	*

Old Republic International Corporation (ORI) Common Stock Fund	4,418,103	*	5,010,873	*

Participant Loans	786,454		937,721

	$43,277,778		$56,187,031

*Exceeds 5% of net Plan assets at December 31, 2008 and 2007.

(a)  The contract value of the insurance company guaranteed investment account was $23,511,446 and $22,627,824 at December 31, 2008 and 2007, respectively.

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Notes to Financial Statements

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Insurance Company Pooled Separate Accounts	$(9,326,221)
ORI Common Stock Fund	(762,723)

$(10,088,944)

B.	SFAS 157 Fair Value Measurements

As discussed in Note 1, effective January 1, 2008, the Plan adopted SFAS 157 which establishes a framework for measuring fair value.  SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (an exit price) at the measurement date.  A fair value hierarchy is established that prioritizes the sources (“inputs”) used to measure fair value into three broad levels: inputs based on quoted prices in active markets (Level 1); observable inputs based on corroboration with available market data (Level 2); and unobservable inputs based on uncorroborated market data or a reporting entity’s own assumptions (Level 3).  The adoption of SFAS 157 has had no impact on the Plan’s financial statements.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The valuation methodologies used for assets measured at fair value are discussed further in Note 2.  There have been no changes in the methodologies used at December 31, 2008 and 2007.

Level 1	Securities include publicly traded common stocks.

Level 2	Securities include pooled separate accounts.

Level 3	Securities include guaranteed investment contracts and participant loans.

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Notes to Financial Statements

The following table shows a summary of assets measured at fair value segregated among the various input levels required by SFAS 157:

	Fair value measurements as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Old Republic International
Corporation common
stock fund	$ 4,418,103	-	-	$4,418,103

Pooled Separate Accounts	-	$15,213,277	-	15,213,277

Guaranteed Investment Account			$22,859,944	22,859,944

Participant Loans	-	-	786,454	786,454

	$ 4,418,103	$15,213,277	$23,646,398	$43,277,778

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

	Guaranteed Investment Account	Participant Loans

Balance, beginning of year	$22,058,056	$937,721

Interest Income	978,957	-

Contract to fair value adjustment	(81,734)	-

Purchases, sales, issuances and settlements (net)	(95,335)	-

New loans and repayments (net)	-	(151,267)

Balance, end of year	$22,859,944	$786,454

C.	Guaranteed Investment Account

The Plan holds an investment contract with Massachusetts Mutual Life Insurance Company.  Massachusetts Mutual Life Insurance Company maintains the contributions in a general investment account.  The account is credited with earnings at the guaranteed crediting interest rates in affect for the six month period beginning April 1 and October 1 and is charged for participant withdrawals and administrative expenses.  The guaranteed interest rates at April 1, 2008 and October 1, 2008 were 4.25% and 4.0%, respectively, and 4.6% and 4.6% at April 1, 2007 and October 1, 2007, respectively.  The guaranteed investment account issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Notes to Financial Statements

As described in Note 2, because the guaranteed investment account is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment account.  Contact value, as reported to the Plan by the Trustee, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The crediting interest rate is based on an interest rate agreed upon with the issuer, but it may not be less then three percent.  Such interest rates are reviewed on a semiannual basis (April 1 and October 1) for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include the following:  (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan,  or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under Employee Retirement Income Security Act of 1974.  The Plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment account does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Average Yields:	2008	2007

Based on actual earnings	4.36%	4.57%

Based on interest rate credited to participants	4.36%	4.57%

4.	Related Party Transactions

Certain Plan investments are insurance pooled separate accounts and a guaranteed investment account sponsored by Massachusetts Mutual Life Insurance Company.  Massachusetts Mutual Life Insurance Company is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Sponsor on behalf of the Plan for the investment management services amounted to $35,672 for the year ended December 31, 2008.

5.	Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in their employer accounts.

6.	Risks and Uncertainties

The Plan offers investments in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risk.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefit.

Supplemental Schedule

Republic Mortgage Insurance Company and Affiliated Companies Profit Sharing Plan
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2008
EIN:  56-1031043
Plan Number: 001
(a)	(b)	(c)	(d)	(e)
	Identity of Issue,
	Borower, Lessor,	Description of Investment Including		Current
	or Similar Party	Number of Units and Rate of Interest	Cost**	Value

		Pooled Separate Accounts
*	Mass Mutual	Dow Jones Target 2015 (SSGA)		$ 317,898
*	Mass Mutual	Dow Jones Target 2025 (SSGA)		994,932
*	Mass Mutual	Dow Jones Target 2035 (SSGA)		887,197
*	Mass Mutual	Dow Jones Target 2045 (SSGA)		17,382
*	Mass Mutual	Dow Jones Today (SSGA)		31,704
*	Mass Mutual	International New Discovery (MFS)		752,204
*	Mass Mutual	Premier Capital Appreciation (OFI)		279,657
*	Mass Mutual	Premier Enhanced Index Growth (Babson)		4,368
*	Mass Mutual	Premier Enhanced Index Value (Babson)		2,901
*	Mass Mutual	Premier Inflation Protection Bond (Babson)		684,402
*	Mass Mutual	Premier Small Co Opportunity II (OFI Instl)		1,534,120
*	Mass Mutual	Select Aggressive Growth (Sands/Delaware)		442,044
*	Mass Mutual	Select Focused Value (Harris/C&B)		823,528
*	Mass Mutual	Select Indexed Equity (Northern Trust)		1,929,058
*	Mass Mutual	Select Large Cap Value (Davis)		2,621,958
*	Mass Mutual	Select Mid Cap Growth II (TRP)		284,028
*	Mass Mutual	Select Mid Cap Value (Cooke & Bieler)		9,638
*	Mass Mutual	Select Overseas (MFS/Harris)		1,451,868
*	Mass Mutual	Select Small Cap Grwth Equity (W&R/Wellington)		820,803
*	Mass Mutual	Select Strategic Bond (Western)		1,323,587
				15,213,277
		Guaranteed Investment Account at Fair Value
*	Mass Mutual	Guaranteed Investment Account		22,859,944

		Old Republic International Corporation
*	Stock Account	Old Republic International Corporations (ORI)
		Common Stock Fund		4,418,103

*	Participants loans receivable	Interest rates of 4.0% to 8.25%
		maturity through November 30, 2013	$0	786,454
				$ 43,277,778

* Indicates an asset which is a party-in-interest to the Plan.

** Cost information may be omitted as Plan assets are participant directed.